

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Mohsin Meghji
Executive Chairman of the Board of Directors
M3-Brigade Acquisition III Corp.
1700 Broadway, 19th Floor
New York, NY 10019

Re: M3-Brigade Acquisition III Corp.
Registration Statement on Form S-1
Filed May 11, 2021
File No. 333-256017

Dear Mr. Meghji:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on May 11, 2021

Risk Factors
We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act, page 54

1. You state that "We are not registering the shares of Class A common stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time." However, your registration statement fee table indicates that you are registering these shares. Please revise to reconcile your disclosures. See Securities Act CDI 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or, in his absence, to Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Curtiss, Esq., of Paul, Weiss et al.